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SEC FILE NUMBER
8-8388

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Concorde Investment Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3909 Research Park Dr., Suite 200
(No. and Street)

Ann Arbor	MI	48108
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathleen Hofer	248-428-8003	khofer@concordeis.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Carnaghi & Schwark PLLC
(Name – if individual, state last, first, and middle name)

39425 Garfield Rd	Clinton Twp	MI	48038
(Address)	(City)	(State)	(Zip Code)

05/19/2009	3421
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Kathleen Hofer_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___Concorde Investment Services , LLC_____, as of ___12/31_____, 2__23____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

3/27/24

Signature: _Kathleen Hofer_

RAVEEN MARAHAR
NOTARY PUBLIC - STATE OF MICHIGAN
COUNTY OF MACOMB
My Commission Expires May 19, 2028
Acting in the County of Macomb

Title: CFO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONCORDE INVESTMENT SERVICES, LLC

FINANCIAL STATEMENTS AND
SUPPORTING SCHEDULES PURSUANT TO RULE 17A-5
OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED DECEMBER 31, 2023

■ *CONCORDE INVESTMENT SERVICES, LLC*

Financial Statements
and Supplementary Information

December 31, 2023

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
PRIMA PROFESSIONAL PLAZA
39425 GARFIELD RD, SUITE 25
CLINTON TOWNSHIP, MICHIGAN 48038

Anthony L. Carnaghi, CPA
Douglas W. Schwark, CPA

(586) 779-8010
FAX (586) 317-6135

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of Concorde Investment Services, LLC
Livonia, Michigan

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Concorde Investment Services, LLC as of December 31, 2023, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Concorde Investment Services, LLC as of December 31, 2023 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of Concorde Investment Services, LLC's management. Our responsibility is to express an opinion on Concorde Investment Services, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Concorde Investment Services, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplementary Information
The supplementary information contained on pages 13 to 15 has been subjected to audit procedures performed in conjunction with the audit of Concorde Investment Services, LLC's financial statements. The supplemental information is the responsibility of Concorde Investment Services, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Carnaghi + Schwark, PLLC

We have served as Concorde Investment Services, LLC's auditor since 2010.
Clinton Township, Michigan
March 25, 2024

CONCORDE INVESTMENT SERVICES, LLC

BALANCE SHEET
DECEMBER 31, 2023

ASSETS

Cash	$	4,788,947
Accounts receivable:		
Brokers, dealers and clearing organizations		825,188
Deposit - clearing organizations		75,012
Parent company		—
Related party		4,075
Other		198,863
Prepaid expenses		191,902
Right of use assets		0
TOTAL ASSETS	$	6,083,988

LIABILITIES AND MEMBER'S EQUITY

Accounts payable	$	235,954
Accrued commissions		1,006,411
Other accrued expenses		2,500
Amount due to parent company		196,433
Amount due to related parties		1,692
Deferred fees		293,423
Lease obligations		0
Total Liabilities		1,736,413

MEMBER'S EQUITY

Member's equity		4,347,575
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,083,988

See accompanying notes.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2023

Revenue:		
Commissions – Alternative investments	$	24,148,784
Commissions – Variable annuities		3,034,927
Commissions – Mutual funds		716,622
Commissions – Clearing firm		439,431
Commissions – Variable universal life insurance		90,773
Commissions – 529 plans		75,862
Due diligence fees		4,948,746
Clearing firm revenue		406,156
Other revenue		228,549
Interest & miscellaneous		192,373
Total revenue		34,282,223
Commissions and clearing charges:		
Commissions paid		25,997,261
Clearing charges		72,865
Total commissions and clearing charges		26,070,126
Gross profit from operations		8,212,097
Sales, general and administrative expenses		6,655,246
Income before provision for income taxes		1,546,851
Provision for taxes:		
Federal income tax		428,924
State taxes		78,553
Total provision for taxes		507,477
NET INCOME	$	1,039,374

See accompanying notes.

CONCORDE INVESTMENT SERVICES, LLC

STATEMENT OF MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2023

	Member's Equity
Balance at January 1, 2023	$ 4,919,194
Net income...	1,039,374
Additional capital paid in..	—
Distributions to member	(1,610,993)
Balance at December 31, 2023	$ 4,347,575

CONCORDE INVESTMENT SERVICES, LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2023

CASH FLOWS FROM OPERATING ACTIVITIES

Net income	$	1,039,374
Adjustments to reconcile net income to net cash provided by or used in operating activities:		
Changes in:		
Receivables		949,715
Prepaid expenses		30,646
Accounts payable and accrued expenses	(	1,406,005)
Deferred fees	(	12,403)
Total adjustments	(	438,047)
Net cash provided by operating activities		601,327

CASH FLOWS FROM FINANCING ACTIVITIES

Distribution to member	(	1,610,993)
Net cash used in financing activities	(	1,610,993)
NET DECREASE IN CASH	(	1,009,666)
Cash and cash equivalents – Beginning of year		5,798,613
Cash and cash equivalents – End of year	$	4,788,947

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION

Concorde Investment Services, LLC (Company) is a securities broker-dealer organized as a limited liability company. The Company received its articles of organization from the State of Michigan in July 2009 and registered with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in August 2010.

The Company is a wholly owned subsidiary of Concorde Holdings, Inc (Parent Company).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

Revenue is recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation. The expenses that are directly related to such transactions are recorded as incurred and presented within operating expenses. Revenue associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and presented within other income.

The Company provides transaction related services to its customers. Securities transactions and the related commission revenue and expenses are recorded on a trade date basis. Disaggregated revenue is presented in the accompanying statement of operations.

Accounts receivable and contract balances from contracts with customers were as follows. Accounts receivable approximated $825,000 and $1,864,000 as of December 31, 2023 and 2022, respectively. Contract assets were not material as of December 31, 2023 and 2022. Contract liabilities approximated $293,500 and $306,000 as of December 31, 2023 and 2022, respectively.

Management Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Financial Instruments with Off-Balance Sheet Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Financial Instruments with Off-Balance Sheet Risks

In the normal course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to off-balance sheet risk in the event the other party to the transaction is unable to fulfill its contractual obligation.

Federal Income Taxes

The Company files a consolidated income tax return with its Parent Company and subsidiaries. The provision for Federal income taxes for the year ended December 31, 2023 is based on a separate return filing.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The primary objective of ASC 740 is to prescribe measurement and disclosure requirements for income tax provisions when uncertainty exists as to whether the reporting entity's tax positions would be sustained in the event of an examination. Company management believes that there are no material uncertainties in which tax positions taken would not be sustained upon examination. With few exceptions, the Company is no longer subject to U.S. Federal income tax examinations for years before 2020 or state income tax examinations for years before 2019.

Subsequent Events

The Company has evaluated events and transactions for potential recognition or disclosure through March 25, 2024, which is the same date the financial statements were available to be issued.

NOTE 3 – TRANSACTIONS WITH PARENT COMPANY

The Parent Company provides furniture and fixtures, personnel, general administrative and consulting services including payment of certain legal expenses in connection with the Company's business. Reimbursement of these expenses is based on an itemized schedule of amounts paid.

For the year ended December 31, 2023 charges for the services provided by Concorde Holdings, Inc. approximated $18,000, and are included in sales, general and administrative expenses in the accompanying statement of operations.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1). Based on the provisions of this rule, the Company must maintain net capital equivalent to the greater of $50,000 or 1/15th of aggregate indebtedness, as defined.

At December 31, 2023, the Company's net capital totaled $3,834,585 which was $3,718,824 in excess of its required net capital of $115,761. The ratio of aggregate indebtedness to net capital (which may not exceed 15 to 1) was .45 to 1.

NOTE 5 – RIGHT OF USE ASSETS / LEASE OBLIGATIONS

In 2019, the Company adopted ASU 2016-02 (ASC 842), Leases. The Company leases its primary office space. In accordance with ASC 842 the Company recognized a right of use (ROU) asset and the corresponding lease liability at the commencement of the lease. ROU assets and liabilities are recognized on the Company's balance sheet at the present value of future lease payments related to the use of the underlying asset(s) during the lease term(s). The Company employs its incremental borrowing rate as the discount rate to determine the present value of future lease payments as the implicit rate in the lease arrangement is not readily determinable. The incremental borrowing rate is based on the rate of interest the Company would incur on a collateralized basis to borrow an amount equivalent to the lease payments under similar terms and in a similar economic environment. There were no leases subject to ASC 842 as of December 31, 2023.

For the year ended December 31, 2023, the total expense pursuant to the operating leases in effect during the year (including month-to-month arrangements) amounted to $100,000.

Furniture and equipment is provided by the Parent Company, the charge for which is included in the administrative payments made to Concorde Holdings, Inc (see Note 3).

NOTE 6 – CONTINGENCIES

At December 31, 2023, the Company was involved in various pending arbitration proceedings with the Financial Industry Regulatory Authority (FINRA) regarding claims by individuals for investment decisions made on their behalf by former registered representatives of the Company. The disposition of these matters, in the opinion of management will not have a material adverse effect on the Company's financial position.

During 2023, the Company entered into settlement agreements with individuals regarding various investment claims against the Company and its former registered representatives. The settlements approximated $368,000 and are included in sales, general and administrative expenses in the statement of operations.

NOTE 7 – NEWLY ADOPTED ACCOUNTING PRONOUNCEMENT

In June 2016, the FASB issued guidance (FASB ASC 362) which significantly changed how entities will measure credit losses for most financial assets and certain other instruments that aren't measured at fair value through net income. The most significant change in this standard is a shift from the incurred loss model to the expected loss model. Under the standard, disclosures are required to provide users of the financial statements with useful information in analyzing an entity's exposure to credit risk and the measurement of credit losses. Financial assets held by the Company that are subject to the guidance in FASB ASC 326 were trade accounts receivable and contract assets.

The Company adopted the standard effective January 1, 2023. The impact of the adoption was not considered material to the financial statements and the accompanying disclosures.

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

Total ownership equity	$4,347,575
Deduct ownership equity not allowable for net capital	–
Total ownership equity qualified for net capital	4,347,575
Add:	
a. Liabilities subordinated to claims of general creditors allowable in computation of net capital	–
b. Other deductions or allowable credits	–
Total capital and allowable subordinated liabilities	4,347,575
Deduction and/or charges:	
a. Total non-allowable assets from Statement of Financial Condition	512,990
b. Other deductions and/or charges	–
Other additions and/or allowable credits	–
Net capital before haircuts on securities positions	3,834,585
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1[f])	–
Net capital	3,834,585
Net capital requirement	115,761
Excess net capital	$3,718,824

.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness liabilities	$1,736,413
Percentage of aggregate indebtedness to net capital	45%

Reconciliation with Company's Computation

There is no material difference between the computation of net capital as reported in Concorde Investment Services, LLC Part II (Unaudited) FOCUS report dated December 31, 2023 and the above calculations.

CONCORDE INVESTMENT SERVICES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALER UNDER RULE 15c3-3

Concorde Investment Services, LLC is exempt from the Computation for Determination of Reserve Requirements for Broker-Dealers under Rule 15c3-3 of the Securities and Exchange Commission because of exemption provided under Rule 15c3-3(k)(2)(ii), as a broker-dealer, "who, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer …".

Carnaghi & Schwark, PLLC
CERTIFIED PUBLIC ACCOUNTANTS
PRIMA PROFESSIONAL PLAZA
39425 GARFIELD RD, SUITE 25
CLINTON TOWNSHIP, MICHIGAN 48038

ANTHONY L. CARNAGHI, CPA   (586) 779-8010
DOUGLAS W. SCHWARK, CPA   FAX (586) 317-6135

INDEPENDENT ACCOUNTANT'S AGREED UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Member of Concorde Investment Services, LLC
Livonia, Michigan

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of Concorde Investment Services LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2023. noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied (if applicable) to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Concorde Investment Services, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Clinton Township, Michigan
March 25, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7A
37 REV 0722

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CONCORDE INVESTMENT SERVICES LLC	8-68388

For the fiscal period beginning 1/1/2023 and ending 12/31/2023

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 34,282,223.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.		
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 0.00
3		Add lines 1 and 2h		$ 34,282,223.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 4,360,952.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 66,866.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.		
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		

Deductions in excess of $100,000 require documentation

5	**a**	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income	$ 1,590.00		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)			
	c	Enter the greater of line 5a or 5b		$ 1,590.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.			$ 4,429,408.00
7		Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues**.			$ 29,852,815.00

SECURITIES INVESTOR PROTECTION CORPORATION

AMENDED GENERAL ASSESSMENT FORM

For the fiscal year ended 12/31/2023

8	Multiply line 7 by .0015. This is your **General Assessment**.		$ 44,779.00
9	Current overpayment/credit balance, if any		$ 0.00
10	General assessment from last filed _2023_ SIPC-7 or 7A	$ 44,863.00	
11 a	Overpayment(s) applied on all _2023_ SIPC-6 and 6A(s)	$ 399.00	
b	Overpayment(s) applied on all _2023_ SIPC-7 and 7A(s)	$ 0.00	
c	Any other overpayments applied	$ 0.00	
d	All payments applied for _2023_ SIPC-6 and 6A(s)	$ 20,680.00	
e	All payments applied for _2023_ SIPC-7 and 7A(s)	$ 23,784.00	
f	Add lines 11a through 11e	$ 44,863.00	
12	**LESSER** of line 10 or 11f.		$ 44,863.00
13 a	Amount from line 8	$ 44,779.00	
b	Amount from line 9	$ 0.00	
c	Amount from line 12	$ 44,863.00	
d	Subtract lines 13b and 13c from 13a. This is your **assessment balance due**.		($ 84.00)
14	Interest (see instructions) for __24__ days late at 20% per annum		$ 0.00
15	**Amount you owe SIPC**. Add lines 13d and 14.		$ 0.00
16	Overpayment/credit carried forward (if applicable)		($ 84.00)

SEC No. 8-68388	*Designated Examining Authority* DEA: FINRA	*FYE* 2023	*Month* Dec
MEMBER NAME *MAILING ADDRESS*	CONCORDE INVESTMENT SERVICES LLC 19500 VICTOR PARKWAY STE 550 LIVONIA, MI 48152 UNITED STATES		

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

 By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CONCORDE INVESTMENT SERVICES LLC	Kathleen Hofer
(Name of SIPC Member)	(Authorized Signatory)
3/25/2024	khofer@concordeis.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.

Carnaghi & Schwark, PLLC

CERTIFIED PUBLIC ACCOUNTANTS

PRIMA PROFESSIONAL PLAZA

39425 GARFIELD RD, SUITE 25

CLINTON TOWNSHIP, MICHIGAN 48038

Anthony L. Carnaghi, CPA   (586) 779-8010
Douglas W. Schwark, CPA   FAX (586) 317-6135

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Member of Concorde Investment Services, LLC
Livonia, Michigan

We have reviewed management's statements, included in the accompanying Exemption Report, in which Concorde Investment Services, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Concorde Investment Services, LLC claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (exemption provisions) and Concorde Investment Services, LLC stated that they met the identified exemption provisions throughout the most recent year ended December 31, 2023 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to include effecting securities transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company, public non-listed REITS and private placement of securities, including like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers: did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Concorde Investment Services, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Concorde Investment Services, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, and related SEC Staff Frequently Asked Questions.

Carnaghi + Schwark, PLLC

Clinton Township, Michigan
March 25, 2024

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of Concorde Investment Services, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Carnaghi + Schwark, PLLC

Clinton Township, Michigan
March 25, 2024

Concorde Investment Services, LLC
Exemption Report Prepared Pursuant to Securities and Exchange Act of 1934 Rule 17a-5, Subsection 240.17a-5(d)(1) and (4) of the U.S. Securities and Exchange Commission
December 31, 2023

Concorde Investment Services, LLC Exemption Report

The following statements are made to the best knowledge and belief of Kathleen Hofer as chief financial officer of Concorde Investment Services, LLC:

Concorde Investment Services, LLC, (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed exemption from 17 C.F.R. Section 240.15c3-3 under the following provisions of 17 C.F.R. Section 240.15c3-3 (k): (2)(ii)

The Company met the identified exemption provisions in 17 C.F.R. Section 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2023, without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. Section 240.17a-5 are limited to include (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, (2) public non-listed REITS and (3) the private placement of securities, including like-kind exchanges pursuant to Section 1031 of the Internal Revenue Code, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Kathleen Hofer, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.



Kathleen Hofer CFO

Signature Title

03/15/2024

Date